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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November, 2002

                          Commission File Number 1-7616

                               PIONEER CORPORATION
              -----------------------------------------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F  X               Form 40-F
                                 ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                    No
                                ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PIONEER CORPORATION
                                          -------------------
                                          (Registrant)


Date: November 19, 2002


                                      By  /s/ Kaneo Ito
                                          --------------------------------------
                                          Kaneo Ito
                                          President and Representative Director


This report on Form 6-K contains the following:

1.   An announcement released by the Company to the press in Japan dated
     November 18, 2002, concerning results of purchase of its own shares in the market.
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                                                           FOR IMMEDIATE RELEASE
                                                               NOVEMBER 18, 2002


      PIONEER ANNOUNCES RESULTS OF PURCHASE OF ITS OWN SHARES IN THE MARKET

TOKYO -- Pioneer Corporation has announced that it purchased its own shares on the Tokyo Stock Exchange pursuant to the provisions of Article 210 of the Commercial Code of Japan, as follows:

                                   Description
                                   -----------


1.  Type of shares purchased:           Shares of common stock of the Company

2.  Total number of shares purchased:   2,000,000 shares

3.  Total purchase price:               4,377,243,000 yen

4.  Method of purchase:                 Purchase on the Tokyo Stock Exchange

5.  Period of purchase:                 From November 7, 2002 to November 18, 2002


(References)

(1) Matters approved with respect to the purchase of the Company's own shares at the ordinary general meeting of shareholders held on June 27, 2002:

     -    Type of shares to be purchased: Shares of common stock of the Company
     -    Total number of shares to be purchased: Up to 10,000,000 shares
     -    Total purchase price: Up to 20,000,000,000 yen

(2) Status of the purchase of the Company's own shares pursuant to the approval at the ordinary general meeting of shareholders held on June 27, 2002, to date:

     -    Total number of shares purchased: 3,610,000 shares
     -    Total purchase price: 7,870,943,000 yen

                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: (03) 3494-1111 / Fax: (03) 3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/